UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

  Under the Securities Exchange Act of 1934
(Amendment No. 1 of Schedule 13G)*

CareAdvantage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14166N20

(CUSIP Number)

Dennis J. Mouras
CareAdvantage, Inc.
President and Chief Executive Officer
485-C ROUTE 1 SOUTH
4TH FLOOR
ISELIN NJ 08830
(732) 362-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14166N20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Dennis J. Mouras

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 5,666,666

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 5,666,666

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,666,666*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 12.2%

14.	Type of Reporting Person (See Instructions): IN

* Includes shares that may be acquired within 60 days upon the exercise of stock options

Item 1.	Security and Issuer

This statement relates to shares of common stock, par value $.001 (the “Common Stock”) of CareAdvantage, Inc, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 485-C Route 1 South, Iselin, New Jersey.

Item 2.	Identity and Background
	(a)	Dennis J. Mouras
	(b)	485-C Route 1 South, Iselin, New Jersey.
	(c)	Director, President, and Chief Executive Officer of the Issuer.
	(d)	No
	(e)	No
	(f)	Mr. Mouras is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Purchases by Mr. Mouras of the Common Stock covered by this statement were made in cash with his personal funds. On August 30, 2005, Mr. Mouras exercised options to purchase (i) 4,444,445 shares at an exercise price of $.01 per share for an aggregate purchase price of $44,444.45, and (ii) 69,444 shares at an exercise price of $.008 per share, for an aggregate purchase price of $555.55.

Item 4.	Purpose of Transaction

Mr. Mouras is Director, President, and Chief Executive Officer of the Issuer. On August 17, 2005, options held by Mr. Mouras to acquire 1,000,000 shares at an exercise price of $.008 per share became vested. Mr. Mouras exercised the options reported in Item 3 for the purpose of investing in the Issuer.

Mr. Mouras currently has no plans or proposals that relate to or would result in:

	(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;
	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
	(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
	(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
	(e)	Any material change in the present capitalization or dividend policy of the Issuer;
	(f)	Any other material change in the Issuer's business or corporate structure;
	(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
	(j)	Any action similar to any of those enumerated above.

Mr. Mouras, in his capacity as Director, President, and Chief Executive Officer reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the Issuer and which action is approved by the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer
(a)

Mr. Mouras is the beneficial owner of 5,666,666 shares of the Issuer’s common stock, which represents 12.2% of the Issuer’s common stock at this time. Other than set forth herein, currently, Mr. Mouras has no other interest, either of record or beneficially, in the common stock of the Issuer.

	(b)	Mr. Mouras has the sole power to vote or to direct a vote and sole power to dispose or direct the disposition of the 5,666,666 shares of the Issuer’s common stock he beneficially owns.
(c)

On August 17, 2005, options held by Mr. Mouras to acquire 1,000,000 shares at an exercise price of $.008 per share became vested. On August 30, 2005, Mr. Mouras exercised options to purchase (i) 4,444,445 shares at an exercise price of $.01 per share for an aggregate purchase price of $44,444.45, and (ii) 69,444 shares at an exercise price of $.008 per share, for an aggregate purchase price of $555.55. Mr. Mouras has the right to acquire 1,152,777 shares within 60 days pursuant to options granted to him by the Issuer.

	(d)	Not applicable.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 17, 2005, Mr. Mouras entered into a Stock Option Agreement with the Issuer, pursuant to which Mr. Mouras received options to purchase 3,000,000 shares at $.008 per share. One third of the options became exercisable on August 17, 2005; two thirds of the options become exercisable in 24 equal monthly amounts beginning on September 17, 2005 and on the 17th day of the following 23 months.

On October 31, 2002, Mr. Mouras entered into a Stock Option Agreement with the Issuer, pursuant to which Mr. Mouras received options to purchase 1,000,000 shares at $.02 per share. One third of the options became exercisable on October 31, 2003 and two thirds of the options became exercisable in 24 equal monthly amounts beginning on November 30, 2003 and on the last day of each of the following 23 months. This Stock Option Agreement was amended on May 27, 2005 to reduce the exercise price to $.01 per share. Options to acquire 55,555 shares remain outstanding.

Item 7.	Material to Be Filed as Exhibits
Exhibit A - Stock Option Agreement dated October 31, 2002 Exhibit B - Amended Stock Option Agreement dated May 27, 2005 Exhibit C - Stock Option Agreement dated August 17, 2004

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9/9/05

Date

/s/ Dennis J. Mouras
Signature
Dennis J. Mouras, Chief Executive Officer and acting Principal Financial Officer

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

CAREADVANTAGE
STOCK OPTION PLAN
INCENTIVE STOCK OPTION AGREEMENT

STOCK OPTION AGREEMENT dated as of October 31, 2002 (“Option Date”) between CareAdvantage, Inc. a Delaware corporation (the “Company”), and Dennis Mouras (the “Grantee”).

The Company’s Stock Option Plan Committee (the “Committee”) has determined that the objectives of the Company’s Stock Option Plan will be furthered by granting to the Grantee an option pursuant to the Plan. Pursuant to Section 3(a) of the Plan, the term “Committee” as used herein shall be deemed to mean the Board of Directors of the Company (the “Board”) in any instance in which the Board administers the Plan.

In consideration of the foregoing, the Company agrees as follows:

SECTION 1. GRANT OF OPTION

1.1 Subject to the terms and conditions hereinafter set forth, the Committee hereby grants to the Grantee the right and option (the “Option”) under the Plan to purchase 1,000,000 shares (the “Shares”) of Common Stock of the Company, at a per Share purchase price of two ($.02) cents (“Purchase Price”).

1.2 The Option is intended to qualify as an incentive stock option as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

SECTION 2. EXERCISABILITY

2.1 The Option shall become cumulatively exercisable as follows: (a) options to purchase 1/3 of the amount of such Shares shall become exercisable on October 31, 2003; and (b) options to purchase the remaining 2/3 of the amount of such Shares shall become exercisable in 24 equal monthly amounts commencing on November 30, 2003, and on the last day of the following 23 months. Each scheduled increase in the exercisable portion of the Option shall occur only if the Grantee is then in the employ of the Company within the meaning of Section 3.2.

2.2 Any number of Shares which the Grantee is entitled to purchase during any period, as set forth in Section 2.1, but which are not then purchased by the Grantee, may be purchased at any time thereafter prior to the termination of the Option pursuant to Section 3.

SECTION 3.  TERMINATION

3.1 The unexercised portion of the Option shall automatically and without notice terminate and become null and void at the time of the earliest to occur of the following:

(a) 11:59 p.m. on the day preceding the tenth anniversary of the Option Date;

(b) The expiration of three months (twelve months in the case of an employee who is disabled within the meaning of Section 22(e)(3) of the Code) from the date of termination of the Grantee’s employment by the Company or any of its subsidiaries (other than a termination described in clause (c) or (d) below); provided, that if the Grantee shall die during three months from the date of termination of the Grantee’s employment (regardless of disability), the provisions of clause (c) below shall apply;

(c) The expiration of twelve months from the date of the Grantee’s death, if such death occurs either during his employment by the Company or any of its subsidiaries or during the three-month period following the date of termination of such employment (other than a termination described in clause (d) below);

(d) The termination of the Grantee’s employment by the Company or any of its subsidiaries if such termination is by reason of dismissal for cause. The Committee shall have the right to determine whether the Grantee has been dismissed for cause and the date of such dismissal, such determination of the Committee to be final and conclusive.

3.2 References herein to an individual’s “employment” shall include any and all periods during which such individual is a common law employee of the Company or a subsidiary. The Grantee shall be deemed to have terminated employment when the Grantee completely ceases to be employed (within the meaning of the preceding sentence) by the Company and all of its subsidiary corporations. The Committee may in its discretion determine (a) whether any leave of absence constitutes a termination of employment within the meaning of this Agreement, and (b) the impact, if any, of any such leave of absence on the Option granted under this Agreement.

SECTION 4. METHOD OF EXERCISE

4.1 The Option or any part thereof may be exercised only by the giving of written notice to the Company, on such form and in such manner as the Committee shall prescribe, which notice shall state the election to exercise the Option and the number of whole Shares of Common Stock with respect to which the Option is being exercised. Such notice must be accompanied by payment for the Shares purchased, which payment shall be made: (a) by certified or official bank check payable to the Company for the Purchase Price of all the Shares purchased (or the equivalent thereof acceptable to the Company); or (b) by delivery of shares of Common Stock having a fair market value (determined as of the date of exercise) equal to all or part of the Purchase Price of the Shares purchased and, if applicable, a certified or official bank check (or the equivalent thereof acceptable to the Company) for any remaining portion of such Purchase Price; or (c) at the discretion of the Committee and to the extent permitted by law, by such other provision for payment, consistent with the terms of the Plan, as the Committee may from time to time prescribe.

4.2 The date of exercise of the Option shall be the date on which written notice of the exercise is hand delivered to the Company, as the Committee shall prescribe, or if mailed, the date on which it is postmarked.

4.3 The Company shall have the right to require as a condition of exercise of the Option by the Grantee that the Grantee remit to the Company an amount sufficient in the opinion of the Company to satisfy all federal, state and other governmental tax withholding requirements related to such exercise. In the alternative, the Committee may, under such rules as it may adopt, allow the Grantee to elect to have the Company hold back Shares having a fair market value sufficient in the opinion of the Company to enable the Company to satisfy such withholding requirements.

4.4 Subject to Section 5, the Company shall cause to be issued to the Grantee (or to such other person as the Grantee may designate or to such other person as may then have the right to exercise the Option) a certificate or certificates representing the Shares purchased by exercise of the Option. Such certificates(s) shall be dated as of the exercise date, and shall be delivered as soon as practicable after the Company receives the full option exercise price.

SECTION 5. RESTRICTIONS

5.1 Notwithstanding any other provision of this Agreement, if the Committee shall at any time determine that any Consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the issuance or transfer of Shares or the taking of any other action in connection with this Agreement or the Plan, then such action shall not be taken, in whole or in part, unless and until such Consent shall have been effected or obtained to the full satisfaction of the Committee.

5.2 For purposed of Section 5.1, the term “Consent” means (a) any and all listings, registrations, or qualifications in respect thereof upon any securities exchange or under any federal, state or local law, rule or regulation, (b) any and all written agreements and representations by the Grantee with respect to the disposition of the Shares, or with respect to any other matter, which the Committee shall deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made, (c) any and all consents, clearances and approvals by any governmental or other regulatory bodies in respect of any action taken or to be taken under the Plan or this Agreement, and (d) ratification by the Company’s stockholders of (i) the amendments to the Plan approved by the Board as of January 8, 1999, and January 26, 1999, and (ii) the amendments to the Company’s Certificate of Incorporation approved by the Board as of January 26, 1999.

SECTION 6.  NONASSIGNABILITY

6.1 No right granted to the Grantee under the Plan or this Agreement shall be assignable or transferable (whether by operation of law or otherwise and whether voluntarily or involuntarily) other than by will or by the laws of descent and distribution. During the life of the Grantee, all rights granted to the Grantee under the Plan or under this Agreement shall be exercisable only by the Grantee or his legal representative.

6.2 In the event of the Grantee’s death during his employment by the Company or any of its subsidiaries, or during the three-month period following the termination of such employment except a termination described in Section 3.1 (d), the Option shall thereafter be exercisable for a period of twelve months from the date of Grantee’s death by his executor or administrator or by the person or persons to whom his rights under the Option shall have passed by will, but only to the extent that the Option was exercisable by the Grantee at his death (subject to acceleration by the Committee pursuant to Section 13.2). If the Grantee’s executor or administrator or the recipient of a specific disposition under the Grantee’s will shall be entitled to exercise the Option pursuant to the preceding sentence, such person shall be bound by all the terms and conditions of the Plan and this Agreement which would have applied to the Grantee’s exercise of the Option (if he had lived) including, without limitation, the provisions of Section 5.

SECTION 7. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

In the event of any increase or decrease, after the date of this Agreement, in the number of issued shares of Common Stock resulting from the subdivision or combination of shares of Common Stock or other capital adjustment, or the payment of a stock dividend, or other increase or decrease in such shares effected without receipt of consideration by the Company, the Committee shall proportionately adjust the number of Shares subject to the Option, the Purchase Price set forth in Section 1.1, and any and all other matters deemed appropriate by the Committee, provided, however, that any option to purchase fractional shares resulting from an such adjustment shall be eliminated.

SECTION 8. RIGHT OF DISCHARGE RESERVED

Nothing in the Plan or in this Agreement shall confer upon the Grantee the right to continue in the employment of the Company or any of its subsidiaries or affect any right which the Company or any of its subsidiaries may have to terminate such employment.

SECTION 9. NO RIGHTS AS A STOCKHOLDER

Neither the Grantee nor any person succeeding to the Grantee’s rights hereunder shall have any rights as a stockholder with respect to any Shares subject to the Option until the Option shall have been exercised. Except for adjustments made pursuant to Section 7, no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date of such exercise.

SECTION 10. NATURE OF PAYMENTS

10.1 The grant of the Option and any and all issuances of Shares thereunder shall be in consideration of services performed by the Grantee for the Company or for its subsidiaries.

10.2 The grant of the Option and any and all issuances of Shares thereunder shall constitute a special incentive payment to the Grantee. Such issuances shall not, unless otherwise determined by the Committee, be taken into account in computing the amount of salary or compensation of the Grantee for the purpose of determining any pension, retirement, death or other benefits under (i) any pension, retirement, profit-sharing, bonus, or life insurance arrangement or (ii) any agreement between the Company or any subsidiary, on the one hand, and the Grantee, on the other hand.

SECTION 11. COMMITTEE DETERMINATIONS

The Committee's determinations under the Plan and this Agreement need not be uniform and may be made by it selectively among persons who receive awards under the Plan (whether or not such persons are similarly situated). All decisions, interpretations and determinations by the Committee with regard to any question or matter arising hereunder or under the Plan shall be conclusive and binding upon the Company and the Grantee.

SECTION 12. DEFINTION OF COMMON STOCK

The term “Common Stock” as used in this Agreement means the shares of Common Stock of the Company as constituted on the date of this Agreement and any other shares into which such Common Stock shall thereafter be changed by reason of recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like.

SECTION 13. PLAN PROVISIONS TO PREVAIL; AMENDMENT

13.1 This Agreement shall be subject to all of the terms and provisions of the Plan. In the event that there is any inconsistency between the provisions of this Agreement and the Plan, the provisions of the Plan shall govern.

13.2 With the consent of the Grantee (or such other person as may have the right to exercise the Option upon the Grantee's death), and subject to the terms and provisions of the Plan, the Committee may amend this Agreement, including, without limitation, amendments that accelerate the schedule of exercisabililty set forth in Section 2.2 or extend the termination date set forth in Section 3.1; provided, that no such amendment may permit the option to be exercised after the expiration of the 10-year period beginning on the Option Date.

SECTION 14. SECTION HEADINGS

14.1 The Section headings contained herein are for the purpose of convenience only and are not intended to define or limit the contents of the Sections.

14.2 Any notice to be given to the Company or the Committee hereunder shall be in writing and shall be addressed to the Company or the Committee at 485-C Route One South, Iselin, New Jersey 08830, or at such other address as the Company may hereafter designate to the Grantee by notice as provided herein.

14.3 This Agreement shall be binding upon and inure to the benefit of the parties hereto and successors and assigns of the Company and, to the extent set forth in Section 6, the heirs and personal representatives of the Grantee.

14.4 This Agreement shall be interpreted, construed and administered in accordance with the laws of the State of New Jersey as they apply to contracts made, delivered and performed in the State of New Jersey.

14.5 Nothing contained in this Agreement shall be deemed in any way to limit or restrict the Company or any subsidiary from making any award or payment to the Grantee under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

IN WITNESS WHEREOF, the Company has executed this Agreement as of the day and year first above written.

CareAdvantage, Inc.

By:/s/ Dennis J. Mouras

EXHIBIT B

AMENDMENT TO INCENTIVE STOCK OPTION AGREEMENT

Agreement dated as of May 25, 2005 (“Effective Date”) by and between CareAdvantage, Inc. (“CAI”) and Dennis Mouras (“Employee”).

Whereas, CAI has previously granted to Employee certain incentive stock options on June 8, 1999, October 25, 2000, March 20, 2002, and October 30, 2002, pursuant to stock option agreements dated as of such dates (“Stock Option Agreements”);

Whereas, CAI is willing to reduce the exercise price of such stock options to one ($0.01) cent per share;

Whereas, Section 13.2 of the Stock Option Agreements require the Employee to consent to such amendment; and

Whereas the Employee acknowledges that in the event the options are so amended, in accordance with the Internal Revenue Code of 1986 and the regulations thereunder, such stock options will cease to be treated as incentive stock options and instead will be treated as non-qualified stock options.

Now, therefore, the parties agree as follows:

1. The Stock Option Agreements are amended as of the Effective Date to provide that the per Share purchase price in Section 1.1 of such agreements shall be “one ($0.01) cent.”

2. Section 1.2 (which states that the stock option “is intended to qualify as an incentive stock option”) is deleted in its entirety.

3. In all other respects, the Stock Option Agreements shall remain in full force and effect.

Wherefore, the parties have executed this agreement as of the date set forth above.

CareAdvantage, Inc.     Dennis Mouras

By: /s/ Dennis J. Mouras          By: /s/ Dennis J. Mouras

EXHIBIT C

CAREADVANTAGE
STOCK OPTION PLAN
INCENTIVE STOCK OPTION AGREEMENT

STOCK OPTION AGREEMENT dated as of August 17, 2004 (“Option Date”) between CareAdvantage, Inc. a Delaware corporation (the “Company”), and Dennis J. Mouras (the “Grantee”).

The Company’s Stock Option Plan Committee (the “Committee”) has determined that the objectives of the Company’s Stock Option Plan will be furthered by granting to the Grantee an option pursuant to the Plan. Pursuant to Section 3(a) of the Plan, the term “Committee” as used herein shall be deemed to mean the Board of Directors of the Company (the “Board”) in any instance in which the Board administers the Plan.

In consideration of the foregoing, the Company agrees as follows:

SECTION 1. GRANT OF OPTION

1.1 Subject to the terms and conditions hereinafter set forth, the Committee hereby grants to the Grantee the right and option (the “Option”) under the Plan to purchase 3,000,000 shares (the “Shares”) of Common Stock of the Company, at a per Share purchase price of ($.008) eight tenths of one cent (“Purchase Price”).

1.2 The Option is intended to qualify as an incentive stock option as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

SECTION 2. EXERCISABILITY

2.1 The Option shall become cumulatively exercisable as follows: (a) options to purchase 1/3 of the amount of such Shares shall become exercisable on August 17, 2005; and (b) options to purchase the remaining 2/3 of the amount of such Shares shall become exercisable in 24 equal monthly amounts commencing on September 17, 2005, and on the 17th day of the following 23 months. Each scheduled increase in the exercisable portion of the Option shall occur only if the Grantee is then in the employ of the Company within the meaning of Section 3.2.

2.2 Any number of Shares which the Grantee is entitled to purchase during any period, as set forth in Section 2.1, but which are not then purchased by the Grantee, may be purchased at any time thereafter prior to the termination of the Option pursuant to Section 3.

SECTION 3.  TERMINATION

3.1 The unexercised portion of the Option shall automatically and without notice terminate and become null and void at the time of the earliest to occur of the following:

(a) 11:59 p.m. on the day preceding the tenth anniversary of the Option Date;

(b) The expiration of three months (twelve months in the case of an employee who is disabled within the meaning of Section 22(e)(3) of the Code) from the date of termination of the Grantee’s employment by the Company or any of its subsidiaries (other than a termination described in clause (c) or (d) below); provided, that if the Grantee shall die during three months from the date of termination of the Grantee’s employment (regardless of disability), the provisions of clause (c) below shall apply;

(c) The expiration of twelve months from the date of the Grantee’s death, if such death occurs either during his employment by the Company or any of its subsidiaries or during the three-month period following the date of termination of such employment (other than a termination described in clause (d) below);

(d) The termination of the Grantee’s employment by the Company or any of its subsidiaries if such termination is by reason of dismissal for cause. The Committee shall have the right to determine whether the Grantee has been dismissed for cause and the date of such dismissal, such determination of the Committee to be final and conclusive.

3.2 References herein to an individual’s “employment” shall include any and all periods during which such individual is a common law employee of the Company or a subsidiary. The Grantee shall be deemed to have terminated employment when the Grantee completely ceases to be employed (within the meaning of the preceding sentence) by the Company and all of its subsidiary corporations. The Committee may in its discretion determine (a) whether any leave of absence constitutes a termination of employment within the meaning of this Agreement, and (b) the impact, if any, of any such leave of absence on the Option granted under this Agreement.

SECTION 4. METHOD OF EXERCISE

4.1 The Option or any part thereof may be exercised only by the giving of written notice to the Company, on such form and in such manner as the Committee shall prescribe, which notice shall state the election to exercise the Option and the number of whole Shares of Common Stock with respect to which the Option is being exercised. Such notice must be accompanied by payment for the Shares purchased, which payment shall be made: (a) by certified or official bank check payable to the Company for the Purchase Price of all the Shares purchased (or the equivalent thereof acceptable to the Company); or (b) by delivery of shares of Common Stock having a fair market value (determined as of the date of exercise) equal to all or part of the Purchase Price of the Shares purchased and, if applicable, a certified or official bank check (or the equivalent thereof acceptable to the Company) for any remaining portion of such Purchase Price; or (c) at the discretion of the Committee and to the extent permitted by law, by such other provision for payment, consistent with the terms of the Plan, as the Committee may from time to time prescribe.

4.2 The date of exercise of the Option shall be the date on which written notice of the exercise is hand delivered to the Company, as the Committee shall prescribe, or if mailed, the date on which it is postmarked.

4.3 The Company shall have the right to require as a condition of exercise of the Option by the Grantee that the Grantee remit to the Company an amount sufficient in the opinion of the Company to satisfy all federal, state and other governmental tax withholding requirements related to such exercise. In the alternative, the Committee may, under such rules as it may adopt, allow the Grantee to elect to have the Company hold back Shares having a fair market value sufficient in the opinion of the Company to enable the Company to satisfy such withholding requirements.

4.4 Subject to Section 5, the Company shall cause to be issued to the Grantee (or to such other person as the Grantee may designate or to such other person as may then have the right to exercise the Option) a certificate or certificates representing the Shares purchased by exercise of the Option. Such certificates(s) shall be dated as of the exercise date, and shall be delivered as soon as practicable after the Company receives the full option exercise price.

SECTION 5. RESTRICTIONS

5.1 Notwithstanding any other provision of this Agreement, if the Committee shall at any time determine that any Consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the issuance or transfer of Shares or the taking of any other action in connection with this Agreement or the Plan, then such action shall not be taken, in whole or in part, unless and until such Consent shall have been effected or obtained to the full satisfaction of the Committee.

5.2 For purposed of Section 5.1, the term “Consent” means (a) any and all listings, registrations, or qualifications in respect thereof upon any securities exchange or under any federal, state or local law, rule or regulation, (b) any and all written agreements and representations by the Grantee with respect to the disposition of the Shares, or with respect to any other matter, which the Committee shall deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made, (c) any and all consents, clearances and approvals by any governmental or other regulatory bodies in respect of any action taken or to be taken under the Plan or this Agreement, and (d) ratification by the Company’s stockholders of (i) the amendments to the Plan approved by the Board as of January 8, 1999, and January 26, 1999, and (ii) the amendments to the Company’s Certificate of Incorporation approved by the Board as of January 26, 1999.

SECTION 6.  NONASSIGNABILITY

6.1 No right granted to the Grantee under the Plan or this Agreement shall be assignable or transferable (whether by operation of law or otherwise and whether voluntarily or involuntarily) other than by will or by the laws of descent and distribution. During the life of the Grantee, all rights granted to the Grantee under the Plan or under this Agreement shall be exercisable only by the Grantee or his legal representative.

6.2 In the event of the Grantee’s death during his employment by the Company or any of its subsidiaries, or during the three-month period following the termination of such employment except a termination described in Section 3.1 (d), the Option shall thereafter be exercisable for a period of twelve months from the date of Grantee’s death by his executor or administrator or by the person or persons to whom his rights under the Option shall have passed by will, but only to the extent that the Option was exercisable by the Grantee at his death (subject to acceleration by the Committee pursuant to Section 13.2). If the Grantee’s executor or administrator or the recipient of a specific disposition under the Grantee’s will shall be entitled to exercise the Option pursuant to the preceding sentence, such person shall be bound by all the terms and conditions of the Plan and this Agreement which would have applied to the Grantee’s exercise of the Option (if he had lived) including, without limitation, the provisions of Section 5.

SECTION 7. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

In the event of any increase or decrease, after the date of this Agreement, in the number of issued shares of Common Stock resulting from the subdivision or combination of shares of Common Stock or other capital adjustment, or the payment of a stock dividend, or other increase or decrease in such shares effected without receipt of consideration by the Company, the Committee shall proportionately adjust the number of Shares subject to the Option, the Purchase Price set forth in Section 1.1, and any and all other matters deemed appropriate by the Committee, provided, however, that any option to purchase fractional shares resulting from an such adjustment shall be eliminated.

SECTION 8. RIGHT OF DISCHARGE RESERVED

Nothing in the Plan or in this Agreement shall confer upon the Grantee the right to continue in the employment of the Company or any of its subsidiaries or affect any right which the Company or any of its subsidiaries may have to terminate such employment.

SECTION 9. NO RIGHTS AS A STOCKHOLDER

Neither the Grantee nor any person succeeding to the Grantee’s rights hereunder shall have any rights as a stockholder with respect to any Shares subject to the Option until the Option shall have been exercised. Except for adjustments made pursuant to Section 7, no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date of such exercise.

SECTION 10. NATURE OF PAYMENTS

10.1 The grant of the Option and any and all issuances of Shares thereunder shall be in consideration of services performed by the Grantee for the Company or for its subsidiaries.

10.2 The grant of the Option and any and all issuances of Shares thereunder shall constitute a special incentive payment to the Grantee. Such issuances shall not, unless otherwise determined by the Committee, be taken into account in computing the amount of salary or compensation of the Grantee for the purpose of determining any pension, retirement, death or other benefits under (i) any pension, retirement, profit-sharing, bonus, or life insurance arrangement or (ii) any agreement between the Company or any subsidiary, on the one hand, and the Grantee, on the other hand.

SECTION 11. COMMITTEE DETERMINATIONS

The Committee's determinations under the Plan and this Agreement need not be uniform and may be made by it selectively among persons who receive awards under the Plan (whether or not such persons are similarly situated). All decisions, interpretations and determinations by the Committee with regard to any question or matter arising hereunder or under the Plan shall be conclusive and binding upon the Company and the Grantee.

SECTION 12. DEFINTION OF COMMON STOCK

The term “Common Stock” as used in this Agreement means the shares of Common Stock of the Company as constituted on the date of this Agreement and any other shares into which such Common Stock shall thereafter be changed by reason of recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like.

SECTION 13. PLAN PROVISIONS TO PREVAIL; AMENDMENT

13.1 This Agreement shall be subject to all of the terms and provisions of the Plan. In the event that there is any inconsistency between the provisions of this Agreement and the Plan, the provisions of the Plan shall govern.

13.2 With the consent of the Grantee (or such other person as may have the right to exercise the Option upon the Grantee's death), and subject to the terms and provisions of the Plan, the Committee may amend this Agreement, including, without limitation, amendments that accelerate the schedule of exercisabililty set forth in Section 2.2 or extend the termination date set forth in Section 3.1; provided, that no such amendment may permit the option to be exercised after the expiration of the 10-year period beginning on the Option Date.

SECTION 14. SECTION HEADINGS

14.1 The Section headings contained herein are for the purpose of convenience only and are not intended to define or limit the contents of the Sections.

14.2 Any notice to be given to the Company or the Committee hereunder shall be in writing and shall be addressed to the Company or the Committee at 485-C Route One South, Iselin, New Jersey 08830, or at such other address as the Company may hereafter designate to the Grantee by notice as provided herein.

14.3 This Agreement shall be binding upon and inure to the benefit of the parties hereto and successors and assigns of the Company and, to the extent set forth in Section 6, the heirs and personal representatives of the Grantee.

14.4 This Agreement shall be interpreted, construed and administered in accordance with the laws of the State of New Jersey as they apply to contracts made, delivered and performed in the State of New Jersey.

14.5 Nothing contained in this Agreement shall be deemed in any way to limit or restrict the Company or any subsidiary from making any award or payment to the Grantee under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

IN WITNESS WHEREOF, the Company has executed this Agreement as of the day and year first above written.

CareAdvantage, Inc.

By:/s/ Dennis J. Mouras